Exhibit 12.1

to Registration Statement

Ratio of Earnings to Fixed Charges

	2008	2009	2010	2011	2012	Six Months Ended 30-Jun-13
Earnings

Income from Continuing Operations	12,399,000.00	31,723,000.00	4,730,000.00	32,639,000.00	22,020,000	3,907,000.00
Before Taxes and Unconsolidated Entities

Adjustments to Earnings
Fixed Charges	16,539,628.03	15,478,363.22	16,837,109.00	15,646,686.00	13,999,380.70	7,337,043.55
Capitalized Interest (Amortized)	17,897.53	17,897.53	99,800.50	185,496.15	199,724.59	101,285.14
Dividends from Unconsolidated Entities	6,000,000.00	3,000,000.00	3,000,000.00	750,000.00	—

	34,956,525.56	50,219,260.75	24,666,909.50	49,221,182.15	36,219,105.28	11,345,328.69

Less:
Capitalized Interest	698,218.00	943,249.14	1,788,000.00	339,000.00	120,045	17,517.00

Total Earnings as adjusted	34,258,307.56	49,276,011.61	22,878,909.50	48,882,182.15	36,099,060.28	11,327,811.69

Fixed Charges

Interest Expense	6,886,000.00	6,110,000.00	7,157,000.00	10,361,000.00	10,409,000	4,278,000.00
Estimated Interest Expense on Rent Expense	8,955,410.03	8,425,114.08	7,892,109.00	4,946,686.00	3,470,336	3,041,526.55
Interest Capitalized	698,218.00	943,249.14	1,788,000.00	339,000.00	120,045.00	17,517.00

Total Fixed Charges	16,539,628.03	15,478,363.22	16,837,109.00	15,646,686.00	13,999,380.70	7,337,043.55

Preferred Stock Dividends	88,000.00	—	—	—	—	447,500.00

Total	16,627,628.03	15,478,363.22	16,837,109.00	15,646,686.00	13,999,380.70	7,784,543.55

Ratio of Earnings to Fixed Charges without Preferred Stock Dividends	2.07	3.18	1.36	3.12	2.58	1.54